Shandong Zhouyuan Seed and Nursery Co., Ltd.
238 Jianxingdong Street
Laizhou, Shandong Province
The People’s Republic of China

October 21, 2008

Tia Jenkins
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC 20549

Re:	Shandong Zhouyuan Seed and Nursery Co., Ltd.
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed September 8, 2008
File No. 333-52472

Dear Ms. Jenkins:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Shandong Zhouyuan Seed and Nursery Co., Ltd. (the “Company”) dated September 19, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, F-2

Staff Comment 1: We note that your auditors are located in New York. It appears that all of the assets, liabilities, revenues and expenses of Shandong Zhouyuan Seed and Nursery Co. relate to operations located in the People’s Republic of China. Please tell us how the audit of the operations in the People’s Republic of China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:
•
Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the People’s Republic of China.

Response: Our independent registered accountant, Kempisty & Co., P.C. while located in New York, has staff in China with Chinese language capabilities who conduct all the audit field work at our facilities in China. No foreign audit firm played a role in the preparation of the audit report or in the audit process.

Financial Statements

Notes to Financial Statements

Note 1. Organization and Operations, page F-7

Staff Comment 2. We have reviewed your response to our prior comment two noting that your response appears to be a reiteration of the disclosure within the financial statements and does not provide clarification surrounding your accounting for the transaction between Infolink and Zhouyuan. Your disclosure that Zhouyuan is consolidated under FIN 46(R) on a basis similar to a reorganization between entities under common control appears to represent two different accounting methodologies. Please provide a detailed analysis to support your accounting treatment. Depending on the accounting treatment you applied. Your analysis should include either (i) a thorough discussion of the requirements and specific accounting under FIN 46(R) or (ii) entities under common control under paragraphs D11-D18 of Appendix D of SFAS No. 141.

Response: The business combination is accounted for as entities under common control under FAS 141 (Revised) “Business Combination: issued by the Financial Accounting Standards Board (“FASB”). We have revised our annual report on Form 10-KSB for the year ended December 31, 2007 accordingly.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 14

Staff Comment 3: We note that you have amended your 10-KSB to provide the disclosures required by Item 307 of Regulation S-B and your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how management’s failure to provide the disclosure required by Item 307 of regulation S-B impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective or amend your Form 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Response: We agree with your assessment that our disclosure controls and procedures are ineffective with respect to ensuring that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. We have revised our annual report on Form 10-KSB for the year ended December 31, 2007 accordingly.

Exhibit 23.1

Staff Comment 4: It appears that your exhibit is providing consent for the inclusion of the financial statements by incorporation by reference to the S-8 only. Please revise to file a consent that appropriately references the annual report on Form 10-K.

Response: A revised consent is included with Amendment No. 2 to Form 10-KSB for the year ended December 31, 2007 as requested.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Company counsel, at (415) 955-8900.

Sincerely, /s/ Wang Zhigang Wang Zhigang Chief Executive Officer

Enclosures
CC:	Alisande M. Rozynko
Crone Rozynko LLP